UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

JETBLUE AIRWAYS CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

477143101

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 5 Pages

CUSIP NO. 477143101	Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

GEORGE SOROS (in the capacity described herein)

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		3,418,778
Beneficially Owned By Each	6	Shared Voting Power 3,253,014
Reporting Person With	7	Sole Dispositive Power 3,418,778
	8	Shared Dispositive Power
		3,253,014

9	Aggregate Amount Beneficially Owned by Each Reporting Person

6,671,792

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

2.46%

12	Type of Reporting Person (See Instructions)
IA; IN

CUSIP NO. 477143101	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

JetBlue Airways Corporation (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

118-29 Queens Boulevard

Forest Hills, New York 11375

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of George Soros (the "Reporting Person"). This statement relates to Shares (as defined herein) held for the accounts of Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP"), Open Society Institute, a New York trust ("OSI"), Tivadar Holdings LLC, a Delaware limited liability company ("Tivadar"), GS 1982 LLC, a Delaware limited liability company, Soros Family Partners III LP, a Delaware limited partnership ("SFP III"), and the Reporting Person.

QIH Management Investor, L.P. ("QIHMI"), an investment advisory firm, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management LLC ("QIH Management"). Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC”), is the sole managing member of QIH Management. The Reporting Person is the chairman of SFM LLC and a trustee of OSI.

Each of Tivadar and GS 1982 LLC has as its manager SFM Participation, L.P., a Delaware limited partnership, which has as its general partner SFM AH LLC, a Delaware limited liability company, of which SFM LLC is managing member.  SFM LLC acts as discretionary trading manager to SFP III.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of the Reporting Person is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106.

Item 2(c)	Citizenship:
The Reporting Person is a United States citizen.
Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the "Shares").

Item 2(e)	CUSIP Number:

477143101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP NO. 477143101	Page 4 of 5 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, the Reporting Person may be deemed to be the beneficial owner of 6,671,792 Shares. This number consists of (A) 2,025,634 Shares held for the account of QIP and 13,500 Shares issuable upon exercise of 13,500 options held for the benefit of QIP, (B) 26,101 Shares held by the Reporting Person, (C) 3,253,014 Shares held for the account of OSI, (D) 809,669 Shares held for the account of Tivadar, (E) 415,995 Shares held for the account of GS 1982 LLC, and (F) 127,879 Shares held for the account of SFP III.

Item 4(b)	Percent of Class:

As of December 31, 2008, the Reporting Person may be deemed to be the beneficial owner of approximately 2.46% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which the person has:
Mr. Soros
(i)	Sole power to vote or direct the vote:	3,418,778
(ii)	Shared power to vote or to direct the vote	3,253,014
(iii)	Sole power to dispose or to direct the disposition of	3,418,778
(iv)	Shared power to dispose or to direct the disposition of	3,253,014

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP NO. 477143101	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	GEORGE SOROS

By:	/s/ Jodye M. Anzalotta

Jodye M. Anzalotta

Attorney-in-Fact